ORRICK, HERRINGTON & SUTCLIFFE 奧睿律師事務所 43RD FLOOR, GLOUCESTER TOWER THE LANDMARK 15 QUEEN’S ROAD CENTRAL HONG KONG TEL 852-2218-9100 FAX 852-2218-9200 WWW.ORRICK.COM

September 14, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop Number 3030

Attn:	Russel Mancuso, Branch Chief, Legal
Gabriel Eckstein
Kevin Vaughn, Branch Chief, Accounting
Tara Harkins

Re:	SemiLEDs Corporation
Registration Statement on Form S-1
Registration No. 333-168624

Ladies and Gentlemen:

This letter is being filed in response to your letter dated September 2, 2010 (the “Staff Letter”), setting forth comments relating to the Registration Statement on Form S-1  (the “Form S-1” or “Registration Statement”) of SemiLEDs Corporation (“SemiLEDs” or the “Company”) filed on August 6, 2010 with the Securities and Exchange Commission (the “Commission” or the “Staff”) and Amendment No. 1 to Form S-1 filed on August 9, 2010 (“Amendment No. 1”).  The Company previously filed Amendment No. 1 for the sole purpose of fixing a formatting error and did not make any other changes to the initially filed Registration Statement (except to reflect that it was an amended filing).  The Company is concurrently filing today with the Commission Amendment No. 2 to Form S-1 (“Amendment No. 2”).  For your reference, a copy of Amendment No. 2, together with a marked copy of Amendment No. 2 indicating changes from Amendment No. 1, are enclosed with this letter.

PARTNERS:

PHOEBUS K.F. CHU  •  ELIZABETH A. COLE  •  ANDREW J. DALE  •  MARK J. LEE  •  EDWIN K.C. LUK  •  ROBERT S. PÉ  •  NEAL A. STENDER  •  MICHELLE A.M. TAYLOR
SOOK YOUNG YEU

PARTNERS, ORRICK, HERRINGTON & SUTCLIFFE LLP, REGISTERED FOREIGN LAWYERS:

DAVID K. CHO (CALIFORNIA)  •  DAVID R. HALPERIN (NEW YORK)  •  MICHAEL T. HAWORTH (CALIFORNIA)  •  MAURICE L.S. HOO (CALIFORNIA)  •  ALLEN T.C. SHYU (ILLINOIS)
CHRISTOPHER H. STEPHENS (NEW YORK)  •  JAMES M. TERVO (CALIFORNIA)

The Staff’s comments are repeated below, followed by the Company’s response and a summary of the responsive actions taken.  We have included for your convenience specific page numbers in Amendment No. 2 that have revisions to or insertions of language which seeks to address the Staff’s comment.

CONFIDENTIAL TREATMENT REQUEST

Please note that the Company has redacted certain information on page 31 of this letter. We hereby respectfully request on behalf of the Company, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R., Section 200.83 (“Rule 83”) that portions of the Company’s response to comment 85 be kept confidential, not be made part of any public record and not be disclosed to any person as it contains confidential information of the Company. In accordance with Rule 83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it.  In such an event, we request that you telephone Mark J. Lee, Esq. of Orrick, Herrington & Sutcliffe LLP at +852-2218-9118 rather than rely upon the United States mail for such notice.

Amendment No.1 to Registration Statement on Form S-1

Prospectus

1.             Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments after you include pricing information and related disclosure.

The Company confirms that any preliminary prospectus that it circulates will include all required information, including the price range and related information based on a bona fide estimate of the public offering price within that range, except for information that is permissible to be omitted pursuant to Rule 430A.

2.             We note your disclosure with respect to China SemiLEDs. Please revise to place greater emphasis on disclosure related to the current stage of China SemiLEDs’ development rather than focusing on your future aspirations for China SemiLEDs.

In response to the Staff’s comment, the Company has revised the disclosure with respect to China SemiLEDs to emphasize that it is currently in an early development stage and has not yet commenced operations, on pages 1, 5, 27 and 84.

Prospectus Summary, page 1

3.             Revise the opening paragraph of your summary to disclose your net revenues and net income (loss) for the most recently completed fiscal year and the applicable stub period.  In addition, please disclose that you have received a going concern opinion from your auditors.

In response to the Staff’s comment, the Company has added a new last paragraph of “Prospectus Summary — Company Overview” on page 1 and “Business — Company Overview” on page 84 to disclose its revenues and net income (loss) for the fiscal year ended August 31, 2009 and the nine month period ended May 31, 2010.  The Company believes such disclosure is appropriate to be made in the first few paragraphs of the “Prospectus Summary”, but that including such information in the first paragraph overstates the significance of such results.  The Company also included in this new last paragraph disclosure as to when it was incorporated and first began selling products.

With respect to the Staff’s comment to add disclosure regarding the Company’s going concern modification in the opinion from its auditors, the Company notes that such disclosure is currently included in “Risk Factors — Risks Related to Our Business” on page 10, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” on page 75 and in the F-pages.  The Company believes that disclosure in the “Prospectus Summary” would place undue prominence on the going concern modification in the opinion because the opinion does not give effect to the receipt by the Company of the net proceeds of the proposed offering.  The Company believes and has confirmed with its independent audit firm that once it has received the proceeds of the offering, a going concern modification in the opinion will not be necessary.  The Company respectfully submits that either the Company completes the offering — at which time the going concern issue modification is no longer necessary — or the Company does not complete the offering and the going concern issue is irrelevant with respect to the reader’s assessment of whether to invest in the Company’s common stock in the offering.

4.             Regarding the industry and market statistics that you cite in your document, please also tell us:

•                                    how you confirmed that the data used in your registration statement reflects the most recent available information;

The Company has cited data and market statistics in the Registration Statement from three independent sources:  (i) Strategies Unlimited, (ii) the Freedonia Group and (iii) the U.S. Department of Energy.  Strategies Unlimited and the Freedonia Group are independent market research firms.  The Strategies Unlimited data comes from its March 2010 report.  The Freedonia Group data comes from its September 2009 and April 2010 reports.  The U.S. Department of Energy data comes from a report prepared for it in March 2010.  The Company has confirmed with each of the three sources that the data is from the most recent available information provided by the respective source.

In addition, the Company believes that these three sources are often cited for various LED and lighting technology data and information.  The Company will update the data in the

Registration Statement if more recent data becomes available from Strategies Unlimited, the Freedonia Group or the U.S. Department of Energy.  Prior to requesting effectiveness of the Registration Statement, the Company will confirm with these sources that the Registration Statement contains the most recent available data from the respective source.

•                                    whether all of the data is publicly available;

The report prepared for the U.S. Department of Energy is publicly available.  Neither the Strategies Unlimited report nor the Freedonia Group report is publicly available.  However, the Strategies Unlimited and the Freedonia Group reports may be obtained by any person for a charge.

•                                    whether you paid for the compilation of any of the data;

The Company did not pay Strategies Unlimited, the Freedonia Group or the U.S. Department of Energy to compile any of the data.  However, the Company paid Strategies Unlimited for access to its report and the use of the data in the report in the Registration Statement.  The Company intends to pay the Freedonia Group for its reports and the use of the data in the reports in the Registration Statement.

•                                    whether any data was prepared for your use in the registration statement; and

The Company advises that none of the market data was prepared for its use in the Registration Statement.

•                                    whether the authors of the data consented to your use of such data in the registration statement.

The Company has obtained consents from Strategies Unlimited, the Freedonia Group and the authors of the U.S. Department of Energy reports to include data from their respective reports in the Registration Statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

The Company advises that it was not and is not currently affiliated with the preparation of any of the data from these sources.

5.             We note that you rely heavily on industry and technical terms. We note, as examples, the phrase “epitaxy materials on sapphire” in the third paragraph on page 1 and your reference to a “vertical structure” in the first bullet point on page 2. Please revise, where appropriate, to provide a description of your business that is understandable to a person unfamiliar with your industry.

In response to the Staff’s comment, the Company has revised the disclosure in the “Prospectus Summary” section of the Registration Statement and throughout the rest of the Registration Statement in an effort to describe the business in less technical terms.  For example, the Company has made the following revisions:

•                  on pages 1, 50 and 84, the previous disclosure related to “epitaxy materials on sapphire” has been revised to state “We grow semiconductor material layers on a sapphire wafer, or substrate, via a process known as epitaxial growth” to describe what epitaxy materials are and how they are placed on sapphire;

•                  On pages 1 and 84, the references to “vertical structure” have been expanded to a “vertical LED structure that generally consists of multiple, vertically-stacked epitaxial layers, a silver reflector layer and a copper alloy base”; and

•                  the third paragraph of the “Company Overview” section on pages 1 and 84 has been revised to provide a longer, but less technical, description of the Company’s capabilities and know-how.

Our Strategy, page 2

6.             Please avoid use of shortened names where the meaning is not clear from context. For example, we note your use of MOCVD in the fourth bullet point on page 3. Refer to sample comment 5 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission’s web site.

The Staff’s comment is duly noted. The Company has revised the disclosure to give the full name of “MOCVD” where it first appears in “Prospectus Summary — Our Strategy” on page 3 and has included a brief description of an “MOCVD reactor” in “Business” on page 86.  In addition, the Company has given the full name of “GaN” in “Risk Factors” on page 21, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 50  and “Business” on page 84.

7.             Refer to the second-to-last bullet point on page 3. With a view toward clarified disclosure, please tell us what you mean by “build scale”

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 88 to clarify that it plans to enter into acquisitions and joint ventures to increase its manufacturing capacity.

8.             We note your claim that you are on the forefront of innovation.  Please provide objective support for this claim and any other unsubstantiated claims in the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 86 to state that it is the Company’s belief that it is on the forefront of innovation of LED chip and LED component technologies. The Company’s belief is based on:

•                                  its ability to produce LED chips that when packaged are capable of providing efficacies of greater than 100 lumens per watt, which has been independently verified.  Based on public announcements by leading LED industry companies and data in LED industry sources, the Company believes that it is one of a few companies that is manufacturing LED chips capable of providing greater than 100 lumens per watt;

•                                  the Company’s belief that it is one of a few companies that recycles and reuses sapphire wafers in the production of LED chips, which provides it significant manufacturing cost savings; and

•                                  its use of a vertical copper-alloy chip structure, which the Company believes results in higher efficacy than the lateral sapphire-based structure used by most manufacturers of sapphire-based LED devices.

Corporate Information and Structure, page 4

9.             Please consider providing a graphic illustrating your corporate structure.

In response to the Staff’s comment, the Company has included a corporate structure chart on page 5.

10.          Please revise the second paragraph of this section to reconcile your statement that your operations are located in Taiwan SemiLEDs with your statement that the majority of your LED components are sold through Helios Crew Corporation. In addition, please reconcile the former statement with your statement in the third paragraph that you have no material operations to date.

The Company respectfully confirms to the Staff that substantially all its operations are located in Taiwan SemiLEDs.  Taiwan SemiLEDs manufactures LED chips and packages those chips into LED components.  For marketing reasons, Taiwan SemiLEDs sells a majority of those LED components to Helios Crew Corporation, which in turn re-sells those LED components to customers.  In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 91 to clarify the relationship between Taiwan SemiLEDs and Helios Crew Corporation.

The Company respectfully submits that the statement in the third paragraph of this section refers to its joint venture entities, China SemiLEDs, SILQ and SS Optoelectronics, each of which has not had any material operations to date.  The Company has revised the disclosure on page 5 to clarify this and believes that the addition of the corporate structure chart, added in response to comment 9, will further assist to clarify the disclosure.

Risk Factors, page 9

11.          We note that your risk factor disclosure is 30 pages long. Please note that this section should discuss risks that are material and particular to your business. It is not appropriate to merely list factors that would apply to any issuer or any offering. Make appropriate revisions to ensure that this section provides useful disclosure to investors.

The Staff’s comment is duly noted.  The Company has revised the disclosure in the “Risk Factors” section to focus on the material risks that are particular to the Company’s business and industry.  For example, it has:

(i)                  deleted certain risk factors that it believes were generic, such as:

•                          “Any outbreak of widespread contagious diseases….,” previously on page 33 of Amendment No. 1;

•                          “If securities or industry analysts issue an adverse opinion regarding our stock…,” previously on page 36 of Amendment No. 1; and

•                          “We will incur increased costs as a result of being a public company….,” previously on page 36 of Amendment No. 1.

(ii)               significantly shortened or made more specific certain risk factors that were overly repetitive or generic, such as:

•                          deleting the previous set of bullets in the risk factor “We have incurred net losses…” on page 9 of Amendment No. 1 since those bullets merely summarized other risk factors included elsewhere in the “Risk Factors” section;

•                          deleting portions of the risk factor “We operate in highly competitive markets…” on pages 11-12 that were generic or repetitive;

•                          deleting certain of the bullets in the risk factor “Our operating results may fluctuate…” on pages 14-15 that were repetitive of other risk factors included elsewhere in the “Risk Factors” section;

•                          deleting portions of the risk factor “We may undertake joint ventures, investments…” on pages 23-24, which were generic or repetitive; and

•                          adding disclosure to the risk factor “Variations in our production yields…” on page 17.

Although the Company has significantly revised the risk factor disclosure as noted above, the Company respectfully submits that it believes that the risk factor disclosure for its business and industry may be longer than for other registrants because of:  (i) the joint venture structure that it has chosen for its China strategy, the significance of China SemiLEDs to its future growth and the risks related to the Company’s investment in China SemiLEDs; and (ii) the Company’s existing and near future operations, substantially all of which are in Taiwan and China, respectively, which presents material political, geographical and economic risks in both locations that the Company believes the investor should be informed of.

12.          Please include a risk factor that highlights the risks to your business from the damages and, in particular, the injunction sought in the Rothschild complaint.

The Company has revised the disclosure in response to the Staff’s comment, on pages 13-14.

13.          We note that certain of your more lengthy risk factors appear to combine the discussion of several risks. Where appropriate, consider dividing these extended discussions into several more concise risk factors, with more detailed headings that identify the specific risk presented. For example and without limitation, you may wish to consider revisions to “We operate in highly competitive markets...” on page 11, “Intellectual property claims against us...” on page 12 and “China SemiLEDs may compete...” on page 28.

The Staff’s comment is duly noted.  The Company has shortened and divided certain risk factors and added new risk factor headings in an effort to make the risk factor disclosures more concise and specific, including:

•                                  “We operate in highly competitive markets…” on page 11.  The Company has (i) moved the previous disclosure relating to reduction of average selling prices to the risk factor “Our gross margins could fluctuate as a result of changes in our product mix and other factors…” on page 23 that discusses average selling prices in the context of product mix, competition and margins; and (ii) moved the previous disclosure regarding competitors’ potential technological advances to the risk factor “If we are unable to implement our product innovation strategy effectively….” on page 17 that discusses the Company’s need to continue to innovate;

•                                  “Intellectual property claims against us…” on pages 13-14.  The Company has divided the previous risk factor into two separate risk factors, one discussing intellectual property claims against the Company, and the other discussing intellectual property claims against the Company’s customers or distributors; and

•                                  “We may not be successful in executing our China strategy…” on page 27.  The Company has moved portions of the prior disclosure discussing the risks of a reduction in government incentives and subsidies to China SemiLEDs to a new and separate risk factor at the end of the “Risks Related to Our Investment in China SemiLEDs” sub-section.

With respect to the risk factor titled “China SemiLEDs may compete…” on pages 28-29, the Company respectfully submits that it believes the risks with respect to head-to-head sales competition and conflicts of interest on the part of shared officers and directors are connected.  The risks both arise from the possibility of sales competition between the Company and China SemiLEDs in China and the uncertainty caused by China SemiLEDs not yet being operational.  In addition, the Company believes that the negative consequences of sales competition or fiduciary duty conflicts are similar, as set forth in the bullets of the last paragraph of the risk factor.  However, the Company has revised the disclosure to clarify the connection between the risks and the potential negative consequences.

If LEDs fail to achieve widespread adoption..., page 10

14.          It is unclear how the availability of regulations that discourage the use of traditional lighting technologies, as you mention in the first bullet point, presents a risk to the company. Please clarify.

In response to the Staff’s comment, the Company has revised the disclosure on page 11.

We may have difficulty managing…, page 15

15.          Refer to the first paragraph of this risk factor. We note that you have disclosed your revenues for 2006, 2009 and the stub period. Please also disclose your net income (loss) for those periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 15.

We may not succeed in cost-effectively producing..., page 16

16.          Please revise, where appropriate, to clarify your disclosure as to why the production of larger wafers is necessary to your development. Specifically, your disclosure does not clearly explain the benefits derived from larger chips.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 16 and 86.

Variations in production yields…, page 16

17.          We note that you have experienced difficulties in achieving acceptable yields when introducing new products or new manufacturing processes.  With a view toward disclosure, please tell us in greater detail the nature of these difficulties and the impact on your operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 17.

We may not be successful in expanding..., page 17

18.          Refer to the third paragraph of this risk factor. Please describe for us in greater detail your strategy to minimize litigation risk. In particular, please tell us:

•                                    whether you currently sell your products in all countries that meet an acceptable risk profile. If you do not, please identify the additional countries which meet your risk profile but from which you currently do not derive revenue;

The Company respectfully advises the Staff that it does not currently sell its LED components in all countries that meet an acceptable litigation risk profile.  For example, in addition to the countries disclosed on page 92, the Company believes that countries such as Mexico, South Africa, Cambodia and Laos also meet its risk profile for LED components.  The Company further believes that there are additional countries that meet its risk profile that it has not yet identified.

•                                    whether you believe that there is a material risk that you would face infringement litigation if you sold in countries that aggressively enforce intellectual property rights; and

In response to the Staff’s comment, the Company has added disclosure on page 18 to disclose that if the countries in which it sells its LED components increase their enforcement of intellectual property rights, the risk of litigation would materially increase.

•                                    whether you believe your strategy of focusing on countries with weak intellectual property enforcement regimes limits your ability to enforce your own intellectual property rights against infringement.

The Company believes that marketing its products in countries in which enforcement of intellectual property has historically been  more limited  may limit its ability to enforce its own intellectual property rights against infringement.  The Company advises the Staff that it has disclosed this risk on page 21 of the “Risk Factors”, stating that “... the intellectual property laws of other countries in which our products are sold or may in the future be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.”  In particular, the Company cites China — which is one of the countries in which the Company has chosen to sell its LED components — stating:  “[f]or example, China currently affords less protection of a company’s intellectual property than some other jurisdictions.  As such, the lack of strong patent and other intellectual property protection in China may significantly increase our vulnerability as regards unauthorized disclosure or use of our intellectual property and undermine our competitive position.”

We derive a substantial portion of our revenues..., page 17

19.          Please disclose in this risk factor the names of, and percentage of revenues accounted for by, your three largest customers in 2008 and 2007.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18-19.

The marketing and distribution efforts..., page 18

20.          Refer to the second-to-last paragraph under this heading. Please revise, where appropriate, to describe in greater detail the material terms of your distribution agreements, including exclusivity restrictions and other similar arrangements related to your material distributors.

In response to the Staff’s comment, the Company has revised the disclosure on page 20.

The reduction or elimination of government investment..., page 21

21.          Please revise, where appropriate, to specify the governments around the world that have used policy initiatives to accelerate the development and adoption of LED technologies. In this regard, we also note your disclosure on page 81 under “Government Investments and Support for LEDs.”

In response to the Staff’s comment, the Company has revised the disclosure on page 22.

If we fail to implement..., page 21

22.          Please clarify your risk factor by disclosing when you will be subject to the internal control requirement.

In response to the Staff’s comment, the Company has revised the disclosure on page 22.

We are a multinational organization..., page 25

23.          Please tell us whether you intend to file tax opinions.

The Company advises the Staff that, in accordance with Item 601(b)(8) of Regulation S-K, the Company does not intend to file tax opinions because there are no tax matters or consequences contemplated by Item 601(b)(8) which would be material to investors.

Special Note Regarding Forward-Looking..., page 40

24.          Refer to the final sentence on page 40. Please revise to confirm your obligation to comply with applicable securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40-41.

25.          Refer to the third sentence of the final paragraph on page 41. Please revise to remove any implication that you are disclaiming the accuracy of the information included in this prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40-41.

Use of Proceeds, page 42

26.          Disclose the approximate amount to be used for each of the purposes you disclose in the second paragraph in this section. Please note that you may reserve the right to change the use of proceeds. Refer to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that, as disclosed on page 42, it has not determined all of the anticipated uses for the proceeds of the offering or the anticipated amounts that will be allocated to the uses.  The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the amount of cash generated from the Company’s operations, competitive and technological developments and the rate of growth, if any, of the Company’s business.

The Company notes that instruction 2 of Item 504 of Regulation S-K provides that “[d]etails of proposed expenditures need not be given” and that in such case brief outlines of any program of construction or addition of equipment should be provided.  The Company has disclosed brief details of its strategy and plans related to expenditures to increase capacity, build manufacturing facilities in Taiwan and at China SemiLEDs and add equipment, including equipment in connection with LED chip production based on 4” and 6”  wafers.  In addition, the Company notes that Item 504 of Regulation S-K provides that if there is “no current specific plan for the proceeds, or a significant portion thereof, the registrant shall discuss the principal reasons for the offering.”  The Company respectfully submits that it provides in the Registration Statement a general plan for the proceeds, but given that it has not specified the anticipated amounts that will be allocated to the uses, the Company has also disclosed the principal reasons of the offering in the first sentence of the second paragraph of the “Use of Proceeds” section.

The Company has, moreover, disclosed in the “Risk Factors” on page 39 that its management will have considerable discretion in applying the net proceeds of this offering.

Capitalization, page 43

27.          Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43-44.

28.          We note from page F-22 through page F-24 that your outstanding Class B common stock and Series A, B, C, D, and E preferred shares will automatically convert into fully paid and non-assessable shares of Class A common stock on a one-to-one basis based upon on certain conditions including a minimum amount of gross proceeds and minimum price per share. In connection with your pro forma presentation in the filing, please confirm to us that you currently expect the offering to meet all of the conditions for automatic conversion. If you subsequently conclude the conditions may not be satisfied, please revise the filing accordingly.

In response to the Staff’s comment, the Company confirms that it currently expects the offering to meet the minimum amount of gross proceeds for automatic conversion, as reflected in the calculation of registration fee table on the front cover of the Registration Statement.

The Company would not complete an offering in which the Series A, B, C, D and E preferred shares or Class B common shares would not automatically convert into Class A common stock as set forth in the pro forma presentation in the Registration Statement.  As such, the Company advises that if, in the process of determining a bona fide estimate of the public offering price, it appears the offering may not meet the minimum price per share condition then the Company would seek to secure — prior to circulating any preliminary prospectus — a waiver of that condition from the requisite holders of preferred shares or an amendment to the conversion terms that decreases the minimum price per share to an amount that the Company expects would be satisfied by the offering.

29.          Refer to the last bullet point on page 44. Please disclose the terms governing your ability to repurchase the 101,250 shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 44. Please also note that the Company has revised the same disclosure in the last bullet point on page 46.

Selected Consolidated Financial Data, page 47

30.          Please revise pages 48-49 to remove the “unaudited” label beneath the May 31, 2010 and 2009 headings to avoid giving the impression that other selected financial data in the table is audited. This comment also applies to your presentations elsewhere in the filings, including pages 7 and 8.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 9, 49 and 50.

Management’s Discussion and Analysis…, page 50

Revenues, net, page 53

31.          In the paragraph immediately below the table, you refer to “blended” selling prices.  Given that your table includes separate revenue amounts for LED chips and components, please clarify what you mean by blended and how the average selling prices for all products differs from a blended average.

In response to the Staff’s comment, the Company has deleted the references to “blended” before average selling prices.  The term “blended average selling price” had been intended to reflect that the prices were averages of the Company’s LED chips or LED components, as the case may be, across different models within those two product categories.  However, in light of the Staff’s comment, the Company believes that “average selling price” is a more clear presentation of the same information.

Interest income (expense), net, page 55

32.          We note your disclosure of long-term borrowings and lines of credit in the first paragraph on page 56 and your reference to bank borrowings, notes and lines of credit on page 75 under “Liquidity and Capital Resources.” Please file any related material agreements as exhibits.

In response to the Staff’s comment, the Company will file by amendment as Exhibit 10.17 the Agreement for Issuance of Overseas Letter of Credit between E. SUN Commercial Bank and Taiwan SemiLEDs with respect to the issuances of letters of credit up to a maximum amount of US$5.0 million.

The Company has three other series of notes outstanding with commercial banks in Taiwan, which totaled $4.7 million as of May 31, 2010.  The Company respectfully advises the Staff that it does not believe that any one series of notes is material such that it needs to be filed pursuant to Item 601 of Regulation S-K.  The total amounts of the Company’s long-term debt, including the notes, and the interest, repayment, maturity and security terms are disclosed on pages 75 and F-19.

Taiwan tax treatment…, page 57

33.          Regarding your disclosure in the last sentence of the second paragraph of this section, please disclose the deadline for using the exemption from taxation.

In response to the Staff’s comment, the Company has revised the disclosure on page 57.

Critical Accounting Policies, page 58

Stock-based Compensation, page 59

34.          Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

The Company advises the Staff that it does not yet have an estimated IPO price; however, the intrinsic value of the Company’s outstanding options will be disclosed as soon as the estimated IPO price is available.

35.          We note your disclosures on pages 62-63 related to how you valued your common stock underlying your stock options issued since September 2008 utilizing the income and market approaches to determine the fair value of your enterprise. We note that in connection with the August 31, 2008 and February 28, 2010 valuations, you weighted the income and market approaches. However, for the valuation as of August 31, 2009, you state that you relied solely on the income approach. Please revise to explain in greater detail any changes in methodologies and weighting between valuation dates.

In assisting with the determination of the fair market value of our common stock, the Company obtained independent valuation reports and its board of directors considered these valuation reports together with subsequent market conditions, company performance and any significant events or developments related to the Company.  For all of the common stock fair value determinations, the Income and Market Approaches were considered.

As of August 31, 2009, the Company reported no income and very little cash flow for the year ended August 31, 2009 and therefore reduced its projected financial performance. As compared to the year ended August 31, 2008, the results were considerably lower. At the same time, the global economy and financial markets were experiencing a significant decline which was similarly impacting the Company’s industry and its comparable publicly listed companies. The combination of these factors caused the results under the Market Approach to report an unreasonably low enterprise value for the Company, while the Income Approach included management prepared expectations of future revenues, income, and cash flows which better reflected the anticipated outcome for the Company. The Income Approach also considered an appropriate risk-adjusted return rate for the Company as of August 31, 2009.

Due to the poor results of the Company and the downturn of the financial markets, any weight given to the Market Approach would have lowered the overall value of the Company and the common stock per share value. Given a similar weighting to the valuation approach used for the August 31, 2008 valuation report of 85% to the Income Approach and 15% to the Market Approach, the fair value per share of common stock would have been $0.02100 as compared to $0.02542 per share. Also, the Company’s board of directors determined an exercise price of $0.07 per share, which was determined considering the exercise price of the previous option grants for purposes of internal fairness among grantees.

36.          Further to the above, for each valuation date, describe how you determined the significant assumptions used in the valuations, including the weighting between the income and market approaches, the risk-adjusted discounts, the non-marketability discounts and the estimated holding periods.

The Company respectfully advises the Staff that, as previously disclosed on page 62, the enterprise values for the Market Approach and the Income Approach were weighted based on the availability of the data and the possible future scenarios for the Company. In this regard, the Company prepared financial forecasts used in the computation of the

Company’s equity value for both the Income Approach and the Market Approach. The financial forecasts were based on a number of assumptions including revenue growth rates and expenses that took into account the Company’s past experiences and future expectations. The risk adjusted discounts were based on the Company achieving the previously mentioned forecast as well as considerations of overall market returns, industry conditions and returns, overall economic conditions, and other risks specific to the Company. Discounts for marketability and holding periods were based on management’s estimates for a liquidity event, the Company’s projected performance, and the volatility of comparable companies.

37.          We note your discussion on pages 62-63 of valuations as of August 31, 2008, August 31, 2009, February 28, 2010 and May 31, 2010. However, we note from the disclosure on page 60 that you granted options on November 1, 2008, February 15, 2009, March 1, 2009, February 10, 2010, May 2, 2010 and July 23, 2010. Please revise to explain how your accounting for these option grants complies with paragraph 718-10-30-6 of the FASB Accounting Standards Codification, which requires you to record the fair value of the options as of the grant date. Revise your disclosures as appropriate to explain how management considered events occurring between the related valuation and the grant date in determining the grant-date fair value of the stock options.

The Company respectfully advises the Staff that it has accounted for its stock options by recording the fair value of the options as of the grant date as required by ASC 718-10-30-6, and that additional discussion has been added on page 62 to more fully describe that the dates of the independent valuations used were sufficiently close to the stock option grant dates to produce grant date fair values for the Company’s stock options that are materially accurate.  The Company also respectfully advises the Staff that the differences between the independent valuations for each of the grant dates prior to fiscal 2010 and the resulting stock option fair values were not material, which was an important consideration in the Company’s conclusion that annual valuations were sufficient until fiscal year 2010.  In addition, for the grants issued in 2010, the Company determined that more frequent quarterly valuations were appropriate, but the resulting stock option fair values were still immaterial.

38.          Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

The Staff’s comment is duly noted. The Company will respond to any additional comments of the Staff.

Inventory Valuation, page 63

39.          We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please tell us and revise your disclosure to explain in more detail how you develop certain of your assumptions such as “future demand” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

The Company respectfully advises the Staff that the future demand estimate is the most significant assumption embodied in its evaluation of whether there has been a decline in the net realizable value of the inventory. The Company’s assumptions about future demand are primarily based on the backlog of customer orders as of the balance sheet date and projections based on its historical sales trends and customers’ demand forecast.  The Company’s estimates of future demand have been materially consistent with actual results during the past three years.  The estimated amount of future demand has experienced significant changes that are consistent with the changes in its revenues reported for the three years ended August 31, 2009 and the nine months ended May 31, 2010. The Company has revised the disclosure on pages 63-64 accordingly.

Revenues, net, page 66

40.          For this and other applicable periods, please quantify the effect of the changes in selling price on your revenues for both LED chips and LED components.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66, 69 and 71.

Quantitative and Qualitative Disclosures about Market Risk, page 78

41.          For each market risk identified, please revise to provide quantitative disclosure in one of the three disclosure formats outlined in Item 305(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78-79 to provide the quantitative disclosure in accordance with Item 305(a) of Regulation S-K.

Increased LED performance, page 80

42.          Please clarify your disclosure in the fourth sentence regarding LEDs becoming “increasingly competitive.” For example, on what basis is it becoming competitive with other lighting technologies?

The Company has revised the disclosure on page 80 to clarify that LED lighting is becoming increasingly competitive with respect to energy savings compared to other traditional lighting technologies.

Business, page 84

Competitive Manufacturing Cost Structure, page 85

43.          You disclose that recycling reduces your dependence on sapphire. Please clarify to what extent this dependency is reduced. In addition, please clarify how this reduced dependency insulates you from supply shortages and price fluctuations.

In response to the Staff’s comment, the Company has revised the disclosure on page 85.

Efficient Operating and Business Model, page 85

44.          Please refer to the second sentence in this section. When indicating that you are subject to lower costs, disclose what you are comparing against. In addition, explain how operating in Taiwan provides you with lower borrowing costs.

The Company has added disclosure on page 85 to clarify that it is subject to lower costs compared to competitors whose operations are mainly located in higher-cost regions such as the United States and countries in Europe.  In addition, the Company has revised the disclosure to clarify that its location in Taiwan enables it to obtain lower interest rates on bank borrowings.

Expand our Manufacturing Capacity in Taiwan, page 86

45.          Regarding your intention to expand capacity in Taiwan, please describe what steps you have taken toward the expansion. Also, if possible, quantify the added capacity from the planned expansion.

The Company has revised the disclosure to include a description of measures taken to expand its manufacturing capacity in Taiwan, on page 87.

The Company respectfully submits to the Staff that companies within the LED industry, including the Company’s competitors, typically do not disclose capacity data.  The Company believes that disclosing such commercially sensitive information publicly will place it at a competitive disadvantage.  However, the Company has disclosed its capital expenditures on page 78, which are primarily in connection with the planned capacity expansion in Taiwan.

Government Incentive Funding..., page 87

46.          If material, please disclose the dollar amount of grants received in the most recently completed fiscal year.

In response to the Staff’s comments, the Company has added the disclosure on page 87. In addition, the Company has disclosed the amount of grants received by China SemiLEDs in the Company’s most recently completed fiscal year in “Risk Factors — Risk Related to Our Investment in China SemiLEDs — Any significant reduction in the scope or discontinuation of government incentives offered to China SemiLEDs may harm our and its financial conditions” on page 30.

Our Technology, page 87

47.          Please revise your illustration for clarity. In addition, please correspond your description of the LED chip production process to the individual steps shown in the diagram on page 88.

In response to the Staff’s comment, the Company has revised the disclosure and illustration on pages 89 and 90.

48.          You disclose in the first paragraph on page 88 that your ability to remove the sapphire will enable you to more easily move to larger wafer sizes. Please disclose what obstacles remain for you to move to the larger wafer size.

In response to the Staff’s comment, the Company has revised the disclosure on page 89 and has also expanded the disclosure in “Risk Factors — Risks Related to Our Business — We may not succeed in cost-effectively producing LED chips using larger wafer sizes” on pages 16-17.

LED Components, page 90

49.          Please disclose the revenue generated by the sale of your LED components through Helios Crew and the percentage of revenues accounted for by those sales.

In response to the Staff’s comment, the Company has revised the disclosure on page 91.

Sales and Marketing, page 91

50.          Please disclose the size and geographic distribution of your sales and distribution network.

In response to the Staff’s comment, the Company has revised the disclosure on page 92.

Intellectual Property, page 92

51.          Please clarify when your 74 patents expire. Also, with a view toward disclosure, tell us the number of your patents that represent technology which is also covered by patents issued to you in a different country.

In response to the Staff’s comment, the Company has revised the disclosure on page 93.

Competition, page 93

52.          Refer to the fourth sentence of the second paragraph. Please disclose the names of the substantially larger companies that compete against you with discrete segments of their overall business.

In response to the Staff’s comment, the Company has revised the disclosure on page 94.

Environmental Regulation, page 93

53.          Please disclose whether you are in compliance with environmental regulations.

In response to the Staff’s comment, the Company has added the disclosure on page 95.

Legal Proceedings, page 94

54.          We note that in the first paragraph you refer to the proceedings listed in this section as “examples.” Please confirm to us that all required disclosure under Item 103 of Regulation S-K has been made.

The Company confirms that all material pending legal proceedings have been disclosed as required under Item 103 of Regulation S-K and has revised the disclosure to delete the reference to “examples” on page 96.

Sales by China SemiLEDs and Taiwan SemiLEDs, page 96

55.          With a view toward disclosure, please tell us in greater detail your reasons for transferring intellectual property wholly-owned by you to an entity (China SemiLEDs) in which you are a minority shareholder and with whom you expect you will compete in the future for sales in China. Please describe the perceived benefit to you of this arrangement with appropriate consideration of applicable restrictions on your ability to directly or indirectly manufacture chips in China.

In response to the Staff’s comment, the Company respectfully advises that it transferred intellectual property to China SemiLEDs to enable China SemiLEDs to manufacture and sell LED chips in China.

Business reasons for establishing China SemiLEDs

The Company supplementally advises the Staff that it believes the China market is important to the Company’s continued growth.  The Company considered several different business plans and strategies to increase its growth and market share in China.  Although the Company made significant sales to customers located in China prior to establishing China SemiLEDs, the Company believes that setting up a joint venture entity in China provides the Company an additional avenue through which it can further acquire market share in China and reduce operating costs.

As disclosed on page 87, China SemiLEDs is majority owned by PRC state-owned enterprises and other China packaging companies and, as such, the Company believes it is well-positioned to access demand for LED chips by government entities.   Through the joint venture, the Company is also physically closer to its China customers, including two of the joint venture shareholders.  The Company believes this is beneficial to grow and maintain customer relationships and gather additional market intelligence.  Furthermore, operating costs are lower in China than they are in Taiwan and China SemiLEDs has benefited from government incentives and funding.  Manufacturing facilities are costly to construct and the government incentives and funding provided to China SemiLEDs is enabling the Company to indirectly increase production capacity in a cost-effective manner.  The Company expects that China SemiLEDs will continue to benefit from PRC government incentives and subsidies that the Company believes may not be available to China SemiLEDs except for the fact that it is majority-owned by PRC entities.

Competition for sales in China

Although the Company may not manufacture LED products in China, the Company is not prohibited from selling products in China.  While this presents potential competition scenarios between the Company and China SemiLEDs, the Company believes such scenarios are minimized by the following:

•         capacity constraints at both Taiwan SemiLEDs and China SemiLEDs for the near future relative to expected customer demand in China will avoid a large number of direct customer and sales conflict; and

•         as discussed above, the Company believes that China SemiLEDs may be in a better position than Taiwan SemiLEDs to target certain customers in China, such as government entities.

The Company believes that its China strategy provides the opportunity for direct and indirect benefits.  If Taiwan SemiLEDs sells products in China, the Company recognizes 100% of the revenues and costs. If China SemiLEDs sells products in China, Taiwan SemiLEDs records 49% of the income or loss of China SemiLEDs in its income statement under income (loss) from unconsolidated entities.  Moreover, although there may be individual situations in which the benefits to the Company of a particular sale made by China SemiLEDs could be outweighed by the benefits that would have been obtained had Taiwan SemiLEDs made the sale, the Company believes that the overall advantages by creating this additional avenue to further acquire market share in China outweigh the disadvantages.

Control of China SemiLEDs

Furthermore, although the Company holds less than a majority of the shares of China SemiLEDs, it has several control mechanisms.  These include the right to nominate a majority of the directors of China SemiLEDs’ board (subject to certain exceptions), preemptive rights, rights of first refusal and certain protective rights as disclosed on page 99.  In addition, the Company is the largest single shareholder of China SemiLED at 49% and no other shareholder holds more than 15.01% of China SemiLEDs.

Risks related to China SemiLEDs

The Company cannot guarantee, and has not guaranteed, that its China strategy and its investment in China SemiLEDs will be successful.  The Company has disclosed that China SemiLEDs is in an early development stage, is not yet operational and may not be successful.  The Company believes that it is has disclosed the material commercial, operational and legal risks regarding China SemiLEDs.  In response to the Staff’s comment, the Company has added the disclosure on pages 97 and 98 to further clarify the business reasons and strategy for establishing China SemiLEDs.

56.          With a view toward disclosure, please tell us how you will allocate customers between you and China SemiLEDs to the extent that you are both competing for the same customer.

Because China SemiLEDs is not yet operational, the Company does not yet know the nature or extent of any such conflicts in terms of allocating customers between China SemiLEDs and the Company nor has it determined how such conflicts will be resolved.  The Company understands this presents significant risks if the conflicts are frequent or severe or if it is unable to resolve them in a timely or satisfactory manner and has disclosed such risks in the “Risk Factors” on page 29.

Generally, however, day-to-day operating decisions with respect to customer sales will be made by the sales and marketing team and general manager of China SemiLEDs, on the one hand, and by the sales and marketing team and executive officers of the Company on the other hand.  When there is conflict, whether sales will be made by the Company or by China SemiLEDs will be analyzed on a case-by-case basis taking into account the expected returns and associated costs and expenses related to a particular sale and whether there is sufficient production capacity at China SemiLEDs or at Taiwan SemiLEDs.

Board of Directors…, page 97

57.          Refer to the first paragraph on this page. Please clarify, to the extent that you hold less than 41% of the shares of China SemiLEDs, how your right to nominate directors is adjusted. For example, if you hold 40.9% or 25.0% of the shares, how many directors will you be able to nominate?

In response to the Staff’s comment, the Company has revised the disclosure on pages 98-99 to note that if it holds less than 41% of the total number of outstanding shares of China SemiLEDs the number of directors it will have the right to nominate will be adjusted downward to reflect its then shareholding interest in China SemiLEDs, meaning that the Company would no longer have the right to nominate a majority of its directors.

If the Company holds 40.9% and 25% of the shareholding interest in China SemiLEDs, then the Company believes it would be entitled to appoint 4 and 2, respectively, of the 9 directors of China SemiLEDs.  The Company has rounded these numbers up from 3.68 and down from 2.25, respectively.   Although the Company believes that conventional rounding would be applied, the issue of rounding is not explicitly addressed in the China SemiLEDs amended and restated articles of association.  The Company recognizes there may be uncertainty regarding the precise number of directors of China SemiLEDs it would be entitled to appoint if its shareholding interest did not result in a round number of directors.  However, the Company believes that the material point of the downward adjustment is that the Company would no longer have the right to nominate a majority of the board of directors of China SemiLEDs if the Company’s shareholding interest in China SemiLEDs falls below 41%, which is clarified in the revised disclosure on pages 98-99.

58.          Given that you share directors with China SemiLEDs and they may compete for customers, please disclose how the directors comply with their fiduciary duties to you and China SemiLEDs to the extent a conflict arises.

Mr. Trung T. Doan and Dr. Anh Chuong Tran serve as directors of both the Company and China SemiLEDs.  The Company acknowledges that having overlapping directors may from time to time present conflicts of interest issues for Mr. Doan and Dr. Tran.  Because China SemiLEDs is not yet operational, the Company does not yet know the nature or extent of any such conflicts nor has it determined how such conflicts will be resolved.  The Company understands this presents risks and has disclosed such risks in the “Risk Factors” on page 29.

As disclosed on page 99, if there is a matter involving the Company and its relationship with China SemiLEDs that is brought before the board of directors of China SemiLEDs, Mr. Doan and Dr. Tran would be required to recuse themselves pursuant to China SemiLEDs’ articles of association.  In addition, Mr. Doan and Dr. Tran have been advised of their fiduciary duty obligations as directors of the Company under Delaware law and as directors of China SemiLEDs under PRC law.  The Company believes that Mr. Doan and Dr. Tran understand such obligations and will act in accordance with such laws, which the Company expects may include Mr. Doan and Dr. Tran recusing themselves if customer or other conflict situations between the Company and China SemiLEDs are brought before the board of the Company.

Management, page 99

Executive Officers and Directors, page 99

59.                               Please confirm that you will make all required disclosures once you appoint additional independent directors.

The Company confirms that it will make all required disclosures once it appoints additional independent directors.

60.                               Please disclose Mr. Whitacre’s business experience for the past 5 years.

In response to the Staff’s comment, the Company has added the disclosure on page 102.

Executive Compensation, page 104

61.                               We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the board of directors of the Company will consider the Company’s compensation policies and practices and, if applicable, provide the disclosure required by Item 402(s) of Regulation S-K prior to circulating any preliminary prospectus.

Base Salaries,  page 105

62.                               Please disclose the rationale for the board’s decision to award bonuses in the amount of the salary increase and living allowance forgone by the chief executive officer and chief financial officer in 2007 due to the company’s minimal income at that time. Please clarify the basis upon which you determined that these amounts should be paid in March 2009.

In response to the Staff’s comment, the Company has clarified the board’s rationale in awarding the salary increase in 2007 and the bonuses in 2009 in the first paragraph under “Base Salaries” on page 107.

Annual Incentive Compensation, page 106

63.                               Regarding the NT$15,000 special bonus, please disclose how this amount was determined.

In response to the Staff’s comment, the Company has disclosed how the NT$15,000 special bonus was determined in the first paragraph under “Annual Incentive Compensation” on page 108.

Timing and Size of Grants, page 107

64.                               Please disclose how the factors in the final sentence of the first paragraph in this section are weighed in determining the size of grants.

In response to the Staff’s comment, the Company has disclosed on page 109 how the factors in the final sentence of the first paragraph of this section are weighed in determining the size of grants.

Perquisites, page 108

65.                               Given that you disclose on page 105 that you paid certain executive officers a living allowance in 2010 for prior years, please reconcile your disclosure here and in the summary compensation table that you did not provide perquisites.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 to clarify that there were no perquisites (including no living allowances) paid to the executive officers in fiscal year 2010.  Instead, our chief executive officer and chief operating officer received bonuses in fiscal year 2010 that have been disclosed in the “Summary Compensation Table” and described under “Base Salaries”.

Summary Compensation Table, page 110

66.                               Please tell us your basis for not disclosing summary compensation information for the last three completed fiscal years.

Item 1 to the Instructions to Item 402(c) of Regulation S-K provides that “information with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year.”  Since the Company has not been a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act, the Company was not required to disclose summary compensation information for the last three completed fiscal years.

67.                               It appears that the additional bonus described in the carryover paragraph at the bottom of page 105 was payment for amounts earned in previous years. Please disclose these amounts in the appropriate columns on page 110 or tell us why they should not be disclosed.

In response to the Staff’s comment, the Company has clarified that the additional bonuses were not earned in previous years.  As provided in the first paragraph under “Base Salaries” on pages 107-108, the salary and living allowance increases were immediately waived and forfeited by our chief executive officer and chief operating officer and thus were not earned in previous years. The bonuses were not earned until fiscal year 2010 and have been disclosed in the Summary Compensation Table for fiscal year 2010.  The Company advises the Staff that these compensation amounts were immaterial for each of the respective periods.

Salary, Bonus and Non-Equity Incentive Plan..., page 110

68.                               Please clarify the meaning of the percentages in the table in this section.

In response to the Staff’s comment, the Company has clarified the meaning of the percentages in the table on page 112.

Grants of Plan-Based Awards, page 111

69.                               Please disclose or tell us why you should not disclose the threshold, target, and maximum amounts that Mr. Yeh can earn under the profit-sharing pool mentioned on page 106.

In response to the Staff’s comment, the Company has clarified that Mr. Yeh’s eligibility to earn a bonus with respect to any profit-sharing pool is not determined based on the threshold, target and maximum amounts. As provided in the first paragraph under “Annual Incentive Compensation” on page 108, Mr. Yeh would be eligible to receive an allocation of any profit-sharing pool, if adopted, which would take into account his position and performance.  To further clarify this issue, the Company has deleted the columns under “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” in the “Grants of Plan-Based Awards” table on page 113 since the Company does not have a Non-Equity Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End, page 111

70.                               We note from your footnote disclosure that some option awards have vested which are not reflected in the “Exercisable” column in your table. Please reconcile. In addition, to the extent that certain options vest on September 1, 2010 ensure that your table is updated accordingly.

Since the Company’s fiscal year 2010 ended on August 31, 2010, the Company has updated the “Outstanding Equity Awards at Fiscal Year-End” table on page 113 as of the end of fiscal year 2010.

Employment Agreements, page 112

71.                               Much of the information in the second and third paragraph in this section is repeated from your disclosure on pages 108 and 109. Please revise the prospectus to avoid unnecessary repetition.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 to avoid unnecessary repetition.

Certain Relationships and Related Transactions, page 118

72.                               Please disclose your license agreements with China SemiLEDs or tell us why disclosure is inappropriate.

The Company has revised the disclosure to include a cross reference on page 122 to “Business — Our Joint Ventures — China SemiLEDs,” where detailed disclosure of the cross-licensing arrangements with China SemiLEDs has been made.

73.                               As required by Regulation S-K Item 404(b)(1)(ii), please disclose the standards to be applied pursuant to your related-person transactions policies and procedures.

In response to the Staff’s comment, the Company has included the disclosure on page 122.

Issuance of Series C  Convertible..., page 118

74.                               Please describe in your registration statement the nature of the relationship between WI Harper and Peter Liu.

In response to the Staff’s comment, the Company has added the description on pages 120 and 121.

Lite-On Agreements, page 119

75.                               Please disclose the material terms of the warranty agreement.

The Company has added disclosure of the material terms, on page 121.

Principal and Selling Stockholders, page 121

76.                               Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by entities identified in your table as well as the trusts in footnotes (2) and (3) to the table.

In response to the Staff’s comments, the Company has revised the disclosure on pages 124-125.

Description of Capital Stock, page 124

Common Stock, page 124

77.                               Refer to the penultimate paragraph in this section. Please tell us how you are qualified to provide the legal opinion in the last sentence.

In response to the Staff’s comment, the Company has deleted the sentence that was previously on page 124 of Amendment No. 1.

Legal Matters, page 141

78.                               With a view toward disclosure, please tell us which legal matters Lee and Li and Haiwen & Partners will pass upon. Also, tell us whether any related opinions will be issued and filed as exhibits.

In response to the Staff’s comment, the Company  has revised the disclosure on page 142 to reflect that Lee and Li has acted as Taiwan counsel to the Company in connection with the offering and that Haiwen & Partners has acted as PRC counsel to the Company in connection with the offering.  Lee & Li and Haiwen & Partners are not passing upon any specific legal matters for the benefit of the investors in the offering.  Therefore, the  Company does not intend to file any issued opinions of Lee & Li or Haiwen & Partners as exhibits to the Registration Statement.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-12

79.                               We note from your disclosures that you consider delivery to occur for the sale of your products at the time of shipment unless otherwise agreed in the applicable sales terms. Please tell us and revise your filing to explain at what other point in the revenue recognition process you would recognize revenue for the sales that you do not recognize at shipping point. Refer to the guidance in SAB Topic 14.

The Company advises the Staff that its standard sales agreements include provisions wherein title transfers upon shipment of the product from its facilities.  However, the Company occasionally has sales that have different sales terms and the revenue is recognized for these other transactions in accordance with the specific terms of each transaction.  Regardless of the terms of the transaction however, the Company assesses each such transaction pursuant to the revenue recognition of SAB 104 to determine when revenue should be recognized.  The amount of revenue the Company has recognized from these other types of transactions was immaterial for each of the periods presented. The Company has revised the disclosure on page F-12 to clarify the above comments.

80.                               We further note that you provide warranties to your customers for the sales of your products. Please revise your filing to explain the nature of the warranties that you provide and how you account for these warranties. To the extent material, please revise your filing to provide the disclosures outlined in 460-10-50-8(c) of the FASB Accounting Standard Codification.

The Company advises the Staff that it generally warrants the functionality of its products.  In accordance with US GAAP, the Company assessed and provided an appropriate warranty accrual at each balance sheet date.  However, the Company advises the Staff that the amounts expensed in any period, as well as the warranty accrual at any period, was immaterial.  The Company has revised the disclosure on page F-12 to clarify that the Company’s historical return percentages have not been material to date.

Note 4. Acquisitions, page F-16

81.                               Please provide us with your significance tests for the SBDI acquisition as set forth under Rule 1-02(w) of Regulation S-X. Refer to the guidance in Rule 3-05 of Regulation S-X.

The Company respectfully advises the Staff that it considered the requirements of Rule 3-05 of Regulation S-X and the significance tests of Rule 1-02(w) of Regulation S-X and determined that it was not required to include audited financial statements of SBDI.   The Company compared the total assets of SBDI compared to the Company’s total consolidated assets (“Asset Test”); (ii) the amount of the Company’s investment in SBDI compared to the Company’s consolidated total assets (“Investment Test”); and (iii) the “pre-tax income” from continuing operations of SBDI compared to the Company’s consolidated pre-tax income from continuing operations (“Income Test”), in each case, based on a comparison between the Company’s consolidated and SBDI’s most recent annual audited financial statements.

The Company’s calculation of the significance tests for the SBDI acquisition are as follows:

•                  Asset Test – 3.41%

•                  Investment Test  – 1.84%

•                  Income Test –  19.65%.

The percentages were calculated as follows (the dollar amounts below are in U.S. dollars and based on US GAAP audited financial statements of the Company and SBDI):

Asset Test	Total assets of SBDI as of December 31, 2009	$1,730,532	3.41%
	Consolidated total assets as of August 31, 2009 of the Company	$50,801,412

Investment Test	Consideration for acquisition of SBDI on acquisition date, April 1, 2010	$933,000	1.84%
	Consolidated total assets as of August 31, 2009 of the Company	$50,801,412

Income Test	Pre tax loss of SBDI for the year ended December 31, 2009	$(725,917)	19.65%
	Consolidated pre tax loss of the Company for the year ended August 31, 2009	$(3,693,532)

Note 5. Investments in Unconsolidated Entities page F-17

82.                               We note that you obtained a 50% ownership in SILQ in September 2009. You further state that SILQ, a joint venture in Malaysia, was established to design, manufacture and sell lighting fixtures and systems. Please address the following:

•                                    Tell us who holds the remaining 50% interest in SILQ. Describe any relationships between your company and the other party in SILQ.

The Company respectfully advises the Staff that the remaining 50% interest in SILQ is owned by IQ Group Holdings Berhad, or IQ Group, a listed company in Malaysia. Except for this joint venture, the Company is not otherwise affiliated, and does not have any other relationship, with IQ Group.

•                                    Revise the filing to explain in greater detail the purpose of the joint venture, including how the joint venture benefits SemiLEDs.

In response to the Staff’s comment, the Company has revised the disclosure in “Business—Sales and Marketing” on page 92 and “Business—Our Joint Ventures” on page 97.

•                                    Revise the filing to disclose how you account for any transactions with SILQ. Provide any disclosures required by Topic 850 of the FASB Accounting Standards Codification.

The Company advises the Staff that it has not had any transactions with SILQ at this point as the joint venture has not yet begun significant operations and therefore related party disclosures would not be relevant.

•                                    Explain to us in greater detail how you determined how to account for your investment in SILQ. Specifically address how you considered the guidance in Topic 810 of the FASB Accounting Standards Codification.

The Company advises the Staff that, in regard to SILQ, each of the joint venture owners has an equal amount of common stock in the joint venture which equates to equal voting, dividend and ownership rights for both parties. In addition, each joint venture owner has the right to appoint two members to the joint venture’s board of directors and the fifth member of the board will be independent and selected by both parties and all significant decisions require unanimous affirmative vote from the board of directors.

The Company also advises the Staff that in assessing how to account for the Company’s investment in SILQ, it performed an analysis of the guidance in ASC Topic 810.

The Company first looked to the guidance in FIN 46R regarding variable interest entities.  The Company assessed each of the conditions in paragraph 5 and concluded that none of the three criteria were met; therefore, SILQ is not subject to consolidation under the variable interest model.  ASC 810-25 provides guidance on assessing the types of rights minority shareholders may hold that would overcome the presumption of consolidation by the majority shareholder.  The guidance draws a distinction between “protective rights” and “participating rights.”

The Company assessed the specific rights that are granted to the owners by the governing documents and concluded that the participating rights were shared equally by the owners.  Because the Company does not control the joint venture, the Company concluded that it was not appropriate to consolidate SILQ.  Rather, the Company noted that the equity method of accounting is the appropriate accounting treatment.

83.                               We note that in December 2009 you obtained a 49% ownership in China SemiLEDs. We also note your disclosures on page 27 that you have a right to nominate the majority of its board of directors. Also on page 27, you state that the other shareholders, acting collectively as a group, control China SemiLEDs. Please address the following:

•                                    Provide us with details regarding the ownership of the remaining 51% voting interest in China SemiLEDs. In this regard, explain what you mean in your disclosure on page 27 when you refer to the other shareholders “acting collectively as a group.”

The Company has disclosed the names of the other five joint venture partners that collectively own the remaining 51% voting interest in China SemiLEDs on pages 97-98.  The Company respectfully advises the Staff that “acting collectively as a group” was meant to disclose that since the other five shareholders hold in the aggregate a majority of the shares of China SemiLEDs that if they voted together on a matter they could approve matters that require stockholder approval by a simple majority.  The Company has revised the disclosure on page 28 to clarify this.

•                                    Describe any relationships between SemiLEDs and the parties that hold the remaining voting interest in China SemiLEDs.

Two of the joint venture partners, namely, Foshan Nationstar Optoelectronics Co., Ltd. and Zhejiang Shenghui Lighting Co., Ltd. are packaging companies which are customers of the Company.  Except for the joint venture relationships and the customer relationships described above, there are no other relationships between the Company and the joint venture partners.

•                                    Revise the filing to explain in greater detail the purpose of China SemiLEDs, including how the investment benefits SemiLEDs. In this regard, we note that China SemiLEDs will perform some of the same services that you perform. Explain if there are any agreements to share any technologies between the two entities.

The Company refers to its response to comment 55.  The Company respectfully advises the Staff that it has disclosed the benefits of establishing China SemiLEDs in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Financial Condition, Results of Operations and Business” on page 53, “Business—Our Strategy” on pages 86-87, and in “Business—Our Joint Ventures—China SemiLEDs” on pages 97-98.

The Company has also added disclosure on pages 97-98 in response to comment 55 to further explain the purpose and investment benefits of China SemiLEDs.  In addition, the Company has disclosed its intellectual property cross-licensing arrangements with China SemiLEDs on pages 99-100.

•                                    Revise the filing to disclose how you account for any transactions with China SemiLEDs. Provide any disclosures required by Topic 850 of the FASB Accounting Standards Codification.

The Company advises the Staff that it has not had any material transactions with China SemiLEDs at this point as the joint venture has not yet begun significant operations and therefore related party disclosures would not be required.

•                                    Explain to us in greater detail how you determined how to account for your investment in China SemiLEDs. Specifically address how you considered the guidance in Topic 810 of the FASB Accounting Standards Codification.

The Company respectfully advises the Staff that in assessing how to account for its investment in China SemiLEDs, it performed an analysis of the guidance in ASC Topic 810.  The Company first looked to the guidance in FIN 46R regarding variable interest entities.  The Company assessed each of the conditions in paragraph 5 and concluded that none of the three criteria were met; therefore, China SemiLEDs is not subject to consolidation under the variable interest model.

The Company then looked to the voting rights model to assess whether consolidation was appropriate. The Company assessed the rights of the China SemiLEDs shareholders group (which SemiLEDs does not control) versus the rights of the China SemiLEDs board of directors (which SemiLEDs does control) to assess whether SemiLEDs would consolidate China SemiLEDs.

ASC 810-25 provides guidance on assessing the types of rights minority shareholders may hold that would overcome the presumption of consolidation by the majority shareholder.  The guidance draws a distinction between “protective rights” and “participating rights”.

The Company assessed the specific rights that are granted to the board of directors and to the shareholder group by the governing documents and concluded that the participating rights were held by the shareholder group.  Because the Company does not control the shareholder group, the Company concluded that it was not appropriate to consolidate China SemiLEDs.  Rather, the Company noted that equity method of accounting is the appropriate accounting treatment.

CONFIDENTIAL TREATMENT REQUEST BY SEMILEDS CORPORATION

84.                               Further to the above, we note that you refer to China SemiLEDs Corporation here.  Separately, in Exhibit 21.1 you refer to Xurui Guangdian Co., Ltd. It appears from your disclosure on page 1 that these two entities are the same. If true, please revise your disclosures here and in Exhibit 21.1 to clarify that the two entities are the same.

The Company has revised the disclosure in “Note 5. Investments in Unconsolidated Entities” on page F-18 and Exhibit 21.1 to clarify that China SemiLEDs Corporation and Xurui Guangdian Co., Ltd. are the same entity.  “Xurui Guangdian” is the romanized Chinese name of the China joint venture entity.  For the sake of convenience, the Company has defined Xurui Guangdian Co., Ltd. as China SemiLEDs in the Registration Statement on page 1.

85.                               We note that in December 2009 you acquired a 49% ownership in SS Optoelectronics. You further state that SS Optoelectronics, a joint venture in Taiwan, was established to facilitate sales of your LED chips to the other investor in the joint venture. Please address the following:

•                                    Tell us who holds the remaining 51% interest in SS Optoelectronics. Describe any relationships between your company and the other party in SS Optoelectronics.

The remaining 51% of the equity interest in SS Optoelectronics is owned as to 51% by [***] and its affiliate, [***], (collectively, the “SS Optoelectronics joint venture partners”). [***] is a customer of the Company.  There are no other relationships between the Company and the joint venture partners.

•                                    Revise the filing to explain in greater detail the nature of SS Optoelectronics’ operations. Explain to us why a joint venture entity was necessary in order to sell products to the other party to the joint venture.

In response to the Staff’s comment, the Company has revised the disclosure on page 97.  As set forth in the revised disclosure, the Company set up the joint venture at the request of the SS Optoelectronics joint venture partners.

•                                    Revise the filing to disclose how you account for transactions with SS Optoelectronics.  Specifically address how you recognize revenue on sales to the other party to the SS Optoelectronics joint venture.

The Company respectfully advises the Staff that it has not had any transactions with SS Optoelectronics as the joint venture has not yet begun significant operations.  Therefore, the Company has not yet accounted for any transaction with SS Optoelectronics.

[***] Confidential treatment requested by SemiLEDs Corporation

•                                    Revise the filing to provide any disclosures required by Topic 850 of the FASB Accounting Standards Codification.

The Company advises the Staff that as noted in the previous bullet, the Company has not had any transactions with SS Optoelectronics at this point and therefore related party disclosures would not be relevant.

•                                    Explain to us in greater detail how you determined how to account for your investment in SS Optoelectronics. Specifically address how you considered the guidance in Topic 810 of the FASB Accounting Standards Codification.

The Company advises the Staff that, in regards to SS Optoelectronics, the Company only holds a 49% ownership, voting and dividend interest in SS Optoelectronics. In addition, both owners have the right to appoint two members to the board of directors, and all significant decisions require unanimous affirmative vote from the board of directors.

The Company also advises the Staff that in assessing how to account for the Company’s investment in SS Optoelectronics, the Company performed an analysis of the guidance in ASC Topic 810.  It first looked to the guidance in FIN 46R regarding variable interest entities.  The Company assessed each of the conditions in paragraph 5 and concluded that none of the three criteria were met; therefore, SS Optoelectronics is not subject to consolidation under the variable interest model.

The Company then looked to the voting rights model to assess whether consolidation was appropriate.  ASC 810-25 provides guidance on assessing the types of rights minority shareholders may hold that would overcome the presumption of consolidation by the majority shareholder.  The guidance draws a distinction between “protective rights” and “participating rights.”

The Company assessed the specific rights that are granted to the shareholders by the governing documents and concluded that the Company does not possess the participating rights that would indicate control.  Because the Company does not control the entity, the Company concluded that it was not appropriate to consolidate SS Optoelectronics.  Rather, the Company noted that equity method of accounting is the appropriate accounting treatment.

Item 16. Exhibits..., page II-3

86.                               It appears that you might not have filed all material agreements. For example, we note that you have not filed the documents governing your rights described in the last two paragraphs on page 97 as well as the warranty and lease agreements you disclose on page 119. We also note that you have not filed your distributor agreements. In addition, we note that it does not appear that you have filed all agreements related to your outstanding significant purchase obligations. Please file all agreements required to be filed by Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has filed the Warranty Agreement between Semi-Photonics Co., Ltd. and Lite-On Technology Corporation as Exhibit 10.18.  The Company will also file by amendment: (i) the Lease Agreement between Luxxon Technology Corporation and Semi-Photonics Co., Ltd. as Exhibit 10.19; and (ii)  the Agreement for Issuance of Overseas Letter of Credit between E. SUN Commercial Bank and Semi-Photonics Co., Ltd. as Exhibit 10.17.

In addition, the Company respectfully advises the Staff that the rights described in the last two paragraphs on page 98 are set forth in the Capital Increase Agreement of Xurui Guangdian Co., Ltd. and the Amended and Restated Articles of Association of Xurui Guangdian Co., Ltd., which have been filed as Exhibits 10.13 and 99.1.  Furthermore, the Company does not believe that any of its distributor agreements or purchase obligations, which are generally pursuant to purchase orders, are required to be filed under Item 601(10) of Regulation S-K or any other applicable disclosure rule.  The Company believes that these agreements are ordinary course contracts and that it is not substantially dependent on any of these contracts or obligations.

87.                               Please file complete copies of your agreements. For example, we note that exhibit A appears to be missing from exhibits 10.5 through 10.7.

The Staff’s comment is duly noted.  The Company has re-filed complete copies of Exhibits 10.5 through 10.7.

88.                               Please tell us which exhibit contains the agreements mentioned in the penultimate paragraph on page 96.

The Company respectfully advises the Staff that the agreements mentioned in the second paragraph of “Business — Our Joint Ventures — China SemiLEDs — Sales by China SemiLEDs and Taiwan SemiLEDs” are filed as “Exhibit 10.12 — Promoters Agreement of Xurui Guangdian Co., Ltd.” and “Exhibit 10.13 — Capital Increase Agreement of Xurui Guangdian Co., Ltd.”

Exhibit 23.1

89.                               Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

The Company will file updated consents as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Should you have any questions or additional comments concerning the foregoing, please contact me at +852-2218-9118 or by facsimile at +852-2218-9280.

Sincerely,

/s/ Mark J. Lee
Mark J. Lee

Enclosures

cc:                                 Trung T. Doan, CEO, SemiLEDs Corporation

David Young, CFO, SemiLEDs Corporation

Thomas H. Tobiason, Orrick, Herrington & Sutcliffe

Steven V. Bernard, Wilson Sonsini Goodrich Rosati

Allan Yu, KPMG LLP (Taiwan)

Travis D. Jensen, KPMG LLP (United States)